


SECUR 10027446 ION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24805

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/09__ AND ENDING __12/31/09__
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *NEWPORT SECURITIES CORPORATION*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__40853 BUCHAREST LANE__
(No. and Street)

__TEMECULA__   __CA__   __92591__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__JEFFREY KILPATRICK__   __(951) 587-6910__
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__GREGORY B. SHELTON, CPA__
(Name – if individual, state last, first, middle name)

__118 CACHANILLA COURT   PALM DESERT, CA   92260__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _JEFFREY KILPATRICK_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
NEWPORT SECURITIES CORPORATION , as
of _12/31_ , 20 _09_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

                                                    Signature

                                                    Title

_____
         Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



NEWPORT SECURITIES CORPORATION

FINANCIAL STATEMENTS

with

Report of Independent Public Accountant

DECEMBER 31, 2009

GREGORY B. SHELTON
CERTIFIED PUBLIC ACCOUNTANT
118 CACHANILLA COURT
PALM DESERT, CA 92260
Telephone (760) 779-9494
Fax (760) 779-9404

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Newport Securities Corporation
40853 Bucharest Lane
Temecula, Ca 92591

I have audited the accompanying balance sheets of Newport Securities Corporation for the years ended December 31, 2009 and 2008 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Securities Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Gregory B. Shelton
Certified Public Accountant

February 22, 2010

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2008 & 2009

ASSETS

	12/31/08	12/31/09
Current Assets		
Cash in bank and trading accounts	$ 37,415	$ 19,613
Cash - deposit account	25,768	25,136
Employee advances	219	219
Loan to officer	400	517
Receivables from brokers & dealers	2,571	4,001
Prepaid insurance	1,121	270
Total Current Assets	67,494	49,756
Fixed Assets (Note 1)		
Transportation equipment	22,638	22,638
Office equipment	169,368	169,368
Office furniture	51,774	51,774
Subtotal	243,780	243,780
Accumulated depreciation	(170,379)	(172,586)
Total Net Fixed Assets	73,401	71,194
Other Assets		
Total Other Assets	0	0
TOTAL ASSETS	$ 140,895	$ 120,950

See accompanying notes

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2008 & 2009

LIABILITIES & STOCKHOLDER'S EQUITY

	12/31/08	12/31/09
Current Liabilities		
Credit card payable	$ 2,391	$ 4,586
Accrued payroll fees	127	127
Income taxes payable	800	800
Accrued payroll taxes	1,624	1,120
Accrued salaries	17,414	11,425
Broker's commission payable	656	394
Notes payable - current portion	0	0
Total Current Liabilities	23,012	18,452
Non-current Liabilities		
Notes payable	0	0
Less: Current portion	(0)	(0)
Total Non-current Liabilities	0	0
Total Liabilities	23,012	18,452

STOCKHOLDER'S EQUITY

	12/31/08	12/31/09
Common stock - stated value $ .076 per share, authorized 75,000,000 shares, issued and outstanding 3,540,294 shares (Note 3)	267,598	267,598
Retained earnings	(147,215)	(162,600)
Less: Treasury stock	(2,500)	(2,500)
Total Stockholder's Equity	117,883	102,498
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 140,895	$ 120,950

See accompanying notes

3

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2008 & 2009

Revenues	12/31/08	12/31/09
Commissions	$ 89,160	$ 64,634
Management fees	288,311	219,886
Total Revenues	377,471	284,520
Expenses		
Automotive & truck	$ 20,924	$ 14,326
Bank charges	865	622
Business promotion	240	502
Cleaning	908	1,292
Client fees	499	500
Commissions	10,052	4,415
Computer expenses	5,194	4,129
Consulting fees	2,039	3,514
Contributions	425	304
Depreciation	1,384	2,207
Education & training	1,778	377
Insurance	10,656	11,729
Interest	775	41
Legal & accounting	6,938	6,706
Licenses & taxes	4,317	1,739
Meals & entertainment	7,004	3,879
Medical	5,173	3,059
Memberships, dues & subscriptions	3,071	5,538
Miscellaneous	359	376
Office supplies	7,452	4,724
Payroll taxes	13,467	10,791
Postage & delivery	2,605	1,508
Quote service & rental	1,514	1,401
Regulatory services	4,409	5,562
Rent (Note 4)	19,200	11,200
Repairs & maintenance	5,268	3,250
Salaries & wages - office	56,366	28,917
Salaries - officer	205,500	126,400
Storage	1,517	1,756
Telephone	8,346	6,436
Trading costs	33,072	31,743
Travel	1,704	643
Utilities	5,000	6,301
Total Expenses	448,021	305,887

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2008 & 2009

	12/31/08	12/31/09
Income (loss) from operations	$ (70,550)	$ (21,367)
Other Income (Loss)		
Federal tax refund	0	4,864
Franchise tax expense	(1,694)	0
Federal tax expense	(5,859)	0
Interest income	34,017	1,918
Total Other Income (Loss)	26,464	6,782
Income (loss) before provision for income taxes	(44,086)	(14,585)
Provision for income taxes	800	800
Net Income (Loss)	(44,886)	(15,385)
Retained Earnings (Deficit) - Beginning	(102,329)	(147,215)
Retained Earnings (Deficit) - Ending	$(147,215)	$(162,600)

See accompanying notes

5

NEWPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Operating Activities

Net Loss	$ (15,385)

Adjustments to reconcile net loss to net cash
used by operating activities:

Depreciation	2,207
Increase in receivables from brokers and dealers	(1,430)
Decrease in accrued salaries	(5,989)
Decrease in commissions payable	(262)
Increase in loan to officer	(117)
Decrease in deposits	632
Decrease in accrued payroll taxes	(504)
Decrease in prepaid insurance	851
Increase in credit card payable	2,195
Net Cash Used by Operating Activities	(17,802)

Investing Activities

Purchase of fixed assets	(0)
Net Cash Used by Investing Activities	(0)

Financing Activities

Payments on notes payable	(0)
Net Cash Used by Financing Activities	(0)
Decrease in Cash and Cash Equivalents	(17,802)
Cash and Cash Equivalents at December 31, 2008	37,415
Cash and Cash Equivalents at December 31, 2009	$ 19,613

See accompanying notes

6

NEWPORT SECURITIES CORPORATION
SCHEDULE OF NET CAPITAL COMPUTATION
FOR THE YEARS ENDED DECEMBER 31, 2008 & 2009

	12/31/08	12/31/09
Total Assets	$ 140,895	$ 120,950
Less: Total liabilities exclusion of subordinated debt	(23,012)	(18,452)
Net Worth	117,883	102,498
Less: Fixed, prepaid and long-term assets	(75,141)	(72,200)
Net capital before haircuts on securities	42,742	30,298
Less: Haircuts on money market fund, trading accounts and securities held	0	0
Net Capital	$ 42,742	$ 30,298

See accompanying notes

7

NEWPORT SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - Significant Accounting Policies

The Company has adopted the accrual method of determining income for financial statement purposes and the cash method of reporting for tax purposes.

Property, plant & equipment is stated at cost and the related depreciation is provided by use of the straight-line and accelerated methods over their estimated useful lives as follows:

	Useful lives
Automotive equipment	5 years
Office equipment	5 years
Office furniture	5-7 years

Maintenance and repair expenditures are charged as expense to operations. Betterments and renewals are capitalized and depreciated.

The Corporation has elected to file as a regular corporation for federal tax purposes. This means that all profits and losses will no longer be passing through to the corporation stockholders. The Corporation is now liable for federal income tax and California Franchise tax.

NOTE 2 - Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

NOTE 3 - On December 10, 1987, the Board of Directors authorized a 75 for 1 stock split thereby increasing the number of issued and outstanding shares to 3,540,294 and decreasing the stated value of each share to $ .076. Of the shares issued, 15,000 shares are held as treasury stock.

NOTE 4 - The Company rents its facility from one of its stockholders, at $ 1,600 per month.

See accountant's audit report

8

NEWPORT SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 5 - Reserve, possession or control requirements under SEC Rule 15c3-3 - Newport Securities Corporation does business on a fully disclosed basis through Legg Mason, Inc., and is subject to the reserve, possession or control requirements per SEC Rule 15c3-3. Newport Securities Corporation relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

NOTE 6 - Newport Securities Corporation has only one office, hence, no consolidation. There is no material difference between the audited and unaudited financial statements.

NOTE 7 - As part of the audit of the books, records and internal control on Newport Securities Corporation, I found no material inadequacies as to the Corporation's systems of procedures.

NOTE 8 - I have examined the financial statements of Newport Securities Corporation for the year ended December 31, 2009 and have issued my report thereon dated February 22, 2010. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing procedures for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17-a 13 or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NEWPORT SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2009

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Newport Securities Corporation taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

See accountant's audit report

NEWPORT SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2008 AND 2009

SCHEDULE III

Board of Directors
Newport Securities Corporation

In planning and performing my audit of the consolidated financial statements and supplemental schedules of Newport Securities Corporation, (the Company), for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinions on the consolidated financial statements and not to provide assurance on internal controls.

Also, as required by rule 17 a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17 a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

11

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures are adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Gregory B. Shelton
Certified Public Accountant

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 & 2009

	12/31/08	12/31/09
Common stock - stated value $. 076 per share, authorized 75,000,000 shares, issued and outstanding 3,540,294 shares	$ 267,598	$ 267,598
Retained earnings - beginning	(102,329)	(147,215)
Net income (Loss)	(44,886)	(15,385)
Retained earnings - ending	(147,215)	(162,600)
Less: Treasury stock	(2,500)	(2,500)
Total Shareholder Equity	$ 117,883	$ 102,498

There were no other additions or withdrawls of capital during the year.

13

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2009

Liabilities Subordinated to General Creditors - December 31, 2008	$ 0
Changes to Loans Subordinated to General Creditors	(0)
Liabilities Subordinated to General Creditors - December 31, 2009	$ 0

NEWPORT SECURITIES CORPORATION
NET CAPITAL RECONCILIATION
DECEMBER 31, 2009

Net Capital per 1st Focus Filing $ 29,102

Net Capital per Audit Report & Amended Focus Filing   30,298

Difference due to Adjusting Entries $ 1,196

     List of Adjusting Entries for Reconciliation

          Adjustment to broker's commission payable $ 396
          Adjustment to income taxes payable   800

Total Adjustment $ 1,196

February 25, 2010

Gregory B. Shelton
Certified Public Accountant
118 Cachanilla Court
Palm Desert, Ca 92260

In connection with your examination of the balance sheets as of December 31, 2009 & 2008, and the related statements of income, retained earnings, and cash flows of Newport Securities Corporation for the years then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly the financial position, results of operations, and changes in cash flows of Newport Securities Corporation in conformity with generally accepted accounting principles, we confirm, to the best of our knowledge and belief, the following representations made to you during your examination.

1. We are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

2. We have made available to you all:
    a. Financial records and related data.
    b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no:
    a. Irregularities involving management or employees who have significant roles in the system of internal accounting control.
    b. Irregularities involving other employees that could have a material effect on the financial statements.
    c. Communications from regulatory agencies concerning non-compliance with, or deficiencies in, financial reporting practices or record keeping that could have a material effect on the financial statements.

4. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

5. The following have been properly recorded or disclosed in the financial statements:
    a. Related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

    b. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements.

    c. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line of credit or similar arrangements.

    d. Agreements to repurchase assets previously sold.

6. There are no:

    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

7. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

8. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

9. Customer's debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

10. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged except as disclosed in the financial statements or the notes thereto.

11. Provision has been made for any material loss to be sustained in the fulfillment of, or from inability to fulfill, any purchase or sales commitments.

12. It is understood that the term "securities and investments not readily marketable" shall include, but not be limited to, (a) securities for which there is no market on a securities exchange or independent publicly quoted market, (b) securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A, under section 3(B) of such act have been complied with) that is, restricted stock, or (c) securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

13. In addition, the Company at December 31, 2009 & 2008 had:

    a. All securities exchange memberships recorded on the books. b. All participation in joint accounts carried by others properly recorded.

c. No material unrecorded assets or contingent assets (such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends of fulfillment of conditions regarded as uncertain).

d. No open contractual commitments other than those appearing on the memo books and records (for example, when-distributed and delayed delivery contracts, under-writings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts).

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f. No borrowing or claims that were unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

14. All liabilities subordinated to the claims on general creditors are covered by satisfactory subordination agreements under rule 15c3-1 and approved by the National Association of Securities Dealers.

15. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

16. No events have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the financial statements.

17. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

18. There are no material inadequacies at December 31, 2009 & 2008 or during the period January 1, 2010 to February 1, 2010, in the accounting system, the internal accounting controls, the procedures for safeguarding securities, and the practices and procedures followed:

a. In making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(1 1) and the reserve required by rule 15c3-3(e).

b. In making the quarterly securities examinations, counts, verifications and comparisons and the reconciliation of differences required by rule 1 7a- 13.

c. In complying with the requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors for the Federal Reserve System.

d. In obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

e. In making periodic computations of the minimum financial requirements pursuant to regulation 1.17 of the Commodity Exchange Act.

f. In making daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations hereunder, and the segregation of funds

Page 4

 based upon such computations.

19. Net capital computations, prepared by the Company during the period from January 1, 2009 through December 31, 2009 indicated that the Company was in compliance with the requirements of rule 1 5c3- 1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 1 5c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

20. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

Sincerely,

Newport Securities Corporation

_____
Jeffrey Kilpatrick

_____
Date



DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i)   Broker or Dealer

    Name: Newport Securities Corporation

    Address: 40853 Bucharest Ln.
    Temecula, CA. 92591

    Telephone: 951-587-6910

    SEC Registration Number: 3235-0012

    FINRA Registration Number: 8250

(ii)   Accounting Firm

    Name: Gregory Shelton

    Address: 118 Cacharilla Court
    Palm Desert, CA. 92260

    Telephone: 760-779-9494

    Accountant's State Registration Number: 64346 e

(iii)   Audit date covered by the Agreement: Dec 31 2008
                                               Dec 31 2009
                                    (Month)   (Day)   (Year)

(iv)   The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

        ( )   is for the annual audit only for the fiscal year ending 2____*

        (✓)   is of a continuing nature providing for successive annual audits.

        *   if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: _____

Name: _Jeffrey Kilpatrick_

(By Firm's FINOP or President)

Title: _President & FINOP_   Date: _2\25\2010_

ANNUAL AUDIT REPORT

SECURITIES AND EXCHANGE COMMISSION
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
(202) 551-6551

SECURITIES AND EXCHANGE COMMISSION
(Regional Office serving your District)

FINRA
Financial Operations
Attn: Eleanor M. Sabalbaro
9509 Key West Avenue, 5th Floor
Rockville, MD 20850

NOTE: *The report is due 60 calendar days after the annual audit date. Two copies must be filed with the SEC in Washington, one copy with the SEC Regional office, one copy to FINRA in Maryland, and the firm may forward a copy to the FINRA office in (your District). Also, copies should be sent to all other self-regulatory organizations of which the broker-dealer is a member.*

REF: SEC RULE 17a-5



PCAOB

Public Company Accounting Oversight Board

Division of Registration and Inspections

1666 K Street, N.W.
Washington, DC 20006
Telephone: (202) 207-9100
Facsimile: (202) 862-8433
www.pcaobus.org

October 20, 2009

Via Facsimile (760) 779-9404
And First Class Mail

Mr. Gregory Shelton
Owner CPA
Gregory B. Shelton
118 Cachanilla Court
Palm Desert, California 92260

Re: Registration Application of Gregory B. Shelton

Dear Mr. Shelton:

This letter is to inform you that the Public Company Accounting Oversight Board (the "Board") approved your application for registration with the Board on October 20, 2009. Please note that the Registration staff will notify you separately of its determinations with respect to any requests for confidential treatment contained in your application.

Sincerely,

Sarah J. Williams
Deputy Director, Registration and Inspections